UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Exact Name as Specified in its Charter)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Resignation of Directors and Officer and Appointment of Officer

On December 22, 2025, Lim Wei Siong, independent director, and Danny Chong Nien Lin, non-executive director, of The GrowHub Limited (the “Company”) tendered their respective resignations as members of the Company’s Board of Directors (the “Board”) effective as of December 31, 2025.

The resignations of Messrs. Lim and Lin from the Board were each due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Chief Financial Officer

Also on December 22, 2005, the Nominating and Corporate Governance Committee (the “Committee”) of the Board recommended, and the Board approved, the appointment of Poh Chit Wen as the Company’s Chief Financial Officer, effective from January 12, 2026.

Mr. Poh served as senior manager at Sopa Technology Pte Ltd., a subsidiary of Society Pass Incorporated (Nasdaq: SOPA) from June 2022 to December 2025, where he led and managed all workstreams related to the Society Pass Incorporated’s U.S. IPO and listing on Nasdaq, including SEC filings, audit coordination, financial reporting, and cross-functional project management. From August 2015 to June 2022, Mr. Poh served as assistant finance manager at Nautec Group Pte Ltd, where he covered regional group entities in Singapore, Malaysia, Brunei, United Arab Emirates, Mexico, India and Australia.

Mr. Poh has been a Chartered Accountant of Singapore since 2005 and obtained a bachelor’s degree in accounting from the University of Hertfordshire in 2001.

Mr. Poh does not have any family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 30, 2025

THE GROWHUB LIMITED

By:	/s/ Chan Choon Yew Lester
Name:	Chan Choon Yew Lester
Title:	Chief Executive Officer